September 24, 2025

Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the “Trust” or the “Registrant”) File Nos. 811-23645, 333-253997

Dear Mr. Bellacicco:

On June 18, 2025, NEOS ETF Trust (the “Trust” or the “Registrant”), on behalf of one of its series, the NEOS International High Income ETF (the “Fund”), filed post-effective amendment number 185 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On August 5, 2025, you provided comments to the Amendment by phone to Daniel Moler. The Fund has subsequently been renamed the NEOS MSCI EAFE High Income ETF.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

Prospectus

Comment 1. In the Expense Example, please add language indicating that the example reflects the fee waiver and/or expense reimbursement only for the time period for which the fee waiver is in effect.

Response. The Registrant has revised the language as requested.

Comment 2. In the Principal Investment Strategies of the Fund, please disclose the international index or reference index.

Response. The Registrant has revised the prospectus to include the name of the index, the MSCI EAFE Investable Markets Index.

Comment 3. Please revise the sentence stating that the index is concentrated in a particular sector, as concentration has a particular meaning under the 1940 Act.

Response. The Registrant has revised the sentence to read as follows:

As of July 31, 2025… a significant portion of the International Index was represented by securities of companies in the financials and industrials industries or sectors.

Comment 4. “The Fund may invest up to 25% of its total assets in emerging market countries (i.e., those that are generally in the early stages of their industrial cycles).” Please provide a more specific definition of the countries the Fund considers to be emerging market countries.

Response. The Registrant notes that the Fund will not be investing in emerging market countries and has removed the referenced disclosure.

Comment 5. Please clarify whether the Fund’s international underlying ETF investments will be limited to an amount necessary to cover the MXEA Index call options or whether the Fund also will hold such investments in a long position.

Response. The Registrant has added the following sentence to the Investment Strategy section of the prospectus for clarity:

The Fund does not intend to write call options on the entire value of its international equity portfolio.

Comment 6. The Investment Strategy section of the prospectus states:

“However, if the value of the International Underlying ETFs appreciates beyond the strike price of one or more of the MXEA Index call option contracts that the Fund has sold to generate income, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s exposure to the International Underlying ETFs.” (emphasis supplied)

With respect to the italicized language, please consider whether it should be revised to state that the Fund will miss out on gains rather than losing money.

Response. The Registrant believes this is an accurate recitation of the covered call strategy and respectfully declines to make any further revisions.

Comment 7. The Investment Strategy section of the prospectus states:

“From time to time, NEOS Investment Management, LLC… actively manages the written and purchased call options prior to their expiration in an attempt to capture gains and minimize losses due to the movement of the International Underlying ETFs.” (emphasis supplied)

Please clarify what is meant by “manages.”

Response. The term “manages” conveys that NEOS Investment Management, LLC does not simply write or purchase call options for the Fund and the Fund holds them to expiration; rather NEOS Investment Management, LLC may close out, add to, reduce and otherwise manage such positions prior to their expiration. Among other purposes, such management is an attempt to harvest favorable tax treatments for the shareholders of the Fund. The Registrant does not intend to revise this sentence, as the Registrant believes it is adequately conveyed throughout the investment strategy.

Comment 8. The prospectus states that the Fund may invest up to 25% of the Fund’s assets in emerging markets but the 80% policy refers to investments in the reference index. Please clarify whether emerging markets are included in the reference index.

Response. As noted in the response to Comment 4, the Fund will not be investing in emerging markets.

Statement of Additional Information

Comment 9. Fundamental Investment Restriction number 7 references gold. Please revise for the strategy of the Fund.

Response. The Registrant has revised the disclosure as follows:

“…except that the Fund will concentrate to approximately the same extent that the Reference Index concentrates in the securities of such particular industry or group of industries.”

If you have any questions about the responses set forth above, please contact the undersigned at bibb.strench@thompsonhine.com or Daniel Moler at daniel.moler@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench

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